PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the unaudited condensed consolidated financial statements of the Company as at and for the three and six months ended June 30, 2012, as well as the annual audited consolidated financial statements for the year ended December 31, 2011 and the corresponding MD&A. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2011 can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A, as well as “Risks and uncertainties” in the Company’s Revised Annual Information Form dated May 15, 2012.

This MD&A has been prepared as of August 1, 2012.

SECOND QUARTER HIGHLIGHTS

  Production increased by 22% to 33,598 gold equivalent ounces¹ from 27,576 gold equivalent ounces in 2011;

  Gold and silver production were 23,277 ounces and 1.36 million ounces, respectively, compared to 19,374 ounces and 1.06 million ounces, respectively, in 2011;

  Total cash costs per gold equivalent ounce² were $525, compared to $586 in 2011. On a by-product basis, total cash costs per gold ounce were $44, compared to $190 per gold ounce for 2011;

  Primero met the threshold under the silver purchase agreement in April 2012 and subsequently sold 470,000 ounces at spot prices, compared with 260,593 ounces in 2011;

  Net income was $15.0 million ($0.17 per share), compared to net income of $3.9 million ($0.04 per share) in 2011. Adjusted net income3 was $15.4 million ($0.17 per share), compared to $5.6 million ($0.06 per share) in 2011;

  Operating cash flows before working capital changes amounted to $35.8 million, compared to $17.9 million in 2011;

  As a result of its operating performance to date, Primero revised its production outlook for 2012 to 110,000 to 120,000 gold equivalent ounces, a 10% increase over previous guidance.

1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the second quarter 2012 was based on realized prices of $1,610 per ounce of gold and $12.24 per ounce of silver.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

3

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas Mine, which it acquired on August 6, 2010.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

The Company intends to transition from a single-asset gold producer to an intermediate gold producer in the future. The Company believes that the San Dimas Mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production.

RECENT CORPORATE DEVELOPMENTS

Convertible debt

On July 24, 2012, the Company’s board of directors resolved to repay the $30 million convertible note on its maturity date of August 6, 2012, in common shares in order to retain its cash for general corporate purposes, including potential acquisition opportunities. The conversion price will be the greater of Cdn$3.74 or 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012 and for the purposes of the conversion the note will be translated into Canadian dollars at Cdn$1.05 to US $1.00. Accordingly the maximum number of shares to be issued will be 8,422,460.

Change in reserve and resource estimation methodology and filing of National Instrument 43-101(“NI 43-101)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

As discussed in the Company’s first quarter 2012 MD&A, the Company elected to review its Mineral Resource estimation methodology, in order to enhance its geological understanding, facilitate mine planning and improve the predictability of near term results at the San Dimas Mine. As part of the Mineral Resource and Mineral Reserve estimation review, the Company retained AMC Consultants (“AMC”), an independent mining and geological consulting firm that had not previously reported on the property. AMC assisted the Company in its review of the best estimation method applicable at San Dimas and completed an independent Mineral Resource and Reserve estimation as at December 31, 2011. The Company and AMC selected a block modeling approach using kriging interpolation. The resulting block models are more tightly constrained to the data and may better reflect the variability of the mineralization along strike and dip. To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis. The estimates made using this approach, and a review of current operating experience, resulted in a reduction of Mineral Resources and Mineral Reserves as at December 31, 2011 as compared with December 31, 2010. On May 15, 2012, the Company filed an updated NI 43-101 report, with the following reserves and resources.

San Dimas Mine Mineral Resources and Mineral Reserves as at December 31, 2011

Classification	Tonnage	Gold Grade	Silver Grade	Contained	Contained
	(million	(g/t)	(g/t)	Gold	Silver
	tonnes)			(000 ounces)	(000 ounces)
Mineral Resources
Indicated	2.877	6.2	390	577	36,470
Inferred	5.833	3.8	320	704	60,770
Mineral Reserves
Probable	3.514	4.5	280	505	31,800

Notes to Resource Statement:
1.	Mineral Resources include Mineral Reserves.
2.	Cutoff grade of 2 g/t AuEq is applied and the AuEq is calculated at a gold price of US$1,400 per troy ounce and silver price of $25 per troy ounce.
3.	A constant bulk density of 2.7 tonnes/m3 has been used.
4.

The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and Qualified Persons (“QP’s”) for the purposes of NI 43-101.

Notes to Reserve Statement:
1.

Cutoff grade of 2.52g/t AuEq based on total operating cost of $98.51/t. Metal prices assumed are a gold price of $1,250 per troy ounce and silver price of US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13.00 pesos/$1.00.
4.	The Mineral Reserve estimates were prepared by Mr. Herbert A. Smith P.Eng. of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets is in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver. This potential mineralization is believed to exist within the geologic model and is comprised of a portion of the previously reported (2010) resource bases. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

SELECTED QUARTERLY AND YEAR-TO-DATE DATA

	June 30		June 30
	2012	2011	2012	2011
Operating Data
Tonnes of ore milled	174,742	136,464	353,265	298,981
Produced
Gold equivalent (ounces)	33,598	27,576	59,309	51,659
Gold (ounces)	23,277	19,374	45,865	39,872
Silver (million ounces)	1.36	1.06	2.67	2.29
Sold
Gold equivalent (ounces)	35,442	26,807	61,532	51,313
Gold (ounces)	24,876	18,837	47,880	39,343
Silver (million ounces)	1.39	1.03	2.72	2.41
Average realized prices
Gold ($/ounce)	$1,610	$1,523	$1,643	$1,452
Silver ($/ounce)¹	$12.24	$11.73	$8.26	$7.35
Total cash costs (per gold ounce)
Gold equivalent basis	$525	$586	$591	$604
By-product basis	$44	$190	$282	$345

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	57,061	40,830	101,065	74,818
Income from mine operations	30,169	18,723	48,831	29,635
Net income/(loss)	15,005	3,897	33,583	(3,997)
Basic income/(loss) per share	0.17	0.04	0.38	(0.05)
Diluted income/(loss) per share	0.16	0.04	0.35	(0.05)
Operating cash flows before working capital changes	35,813	17,877	55,961	16,696
Assets
Mining interests	486,910	485,478	486,910	485,478
Total assets	653,218	672,898	653,218	672,898
Liabilities
Long-term liabilities	53,745	140,271	53,745	140,271
Total liabilities	115,071	242,828	115,071	242,828
Equity	538,147	430,070	538,147	430,070
Weighted average shares outstanding (basic)(000's)	88,260	87,915	88,260	87,844
Weighted average shares outstanding (diluted)(000's)	96,688	88,197	96,698	87,844

1

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas Mine at a fixed price (see “RESULTS OF OPERATIONS -Silver purchase agreement” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

REVISED OUTLOOK FOR 2012

As a result of its year-to-date operating performance, which has exceeded budget, Primero has revised its outlook for 2012. The Company now expects to produce between 110,000 and 120,000 gold equivalent ounces, a 10% increase from its original guidance. Primero's revised 2012 outlook is summarized in the following table.

Revised outlook 2012
Gold equivalent production (gold equivalent ounces)	110,000-120,000
Gold production (ounces)	85,000-95,000
Silver production (ounces)	5,000,000-5,500,000
Silver production at spot market prices (ounces)	700,000-750,000
Total cash costs (per gold equivalent ounce)	$610 - $640
Total cash costs - by-product (per gold ounce)	$340 - $370
Capital expenditures	$33 million

Material assumptions used to forecast total cash costs for 2012 have not been modified from the assumptions used at the beginning of the year and include: an average gold price of $1,600 per ounce; an average silver price of $9.41 per ounce (calculated using the silver purchase agreement contract price of $4.08 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 12.8 Mexican pesos to the US dollar. The 3.5 million ounce threshold under the silver purchase agreement (see “Silver purchase agreement” under “RESULTS OF OPERATIONS” below) was met at the end of April 2012, and subsequently the Company sold 470,000 ounces of silver at market prices during the second quarter.

Capital expenditures in 2012 are expected to increase by approximately 10% from original guidance to $33 million. Spending to date on underground development and exploration drilling has been more accelerated than the Company’s original plan, reflecting management's focus on reserve and resource growth. The Company now expects to carry out 80,000 metres of diamond drilling, 6,500 metres of infrastructure drifting and 2,000 metres of exploration drifting. The remainder of the capital expenditures in 2012 will be sustaining capital of $5.8 million plus other capital projects of $4.1 million.

The Company expects to make a decision to expand the milling facility to either 2,500 tonnes per day or 3,000 tonnes per day in the third quarter of 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

REVIEW OF OPERATIONS San Dimas Mine

The following table discloses operating data for the San Dimas Mine for the second quarter 2012 and the preceding four quarters.

	Three months ended
	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11
Operating Data
Tonnes of ore milled	174,742	178,523	176,633	186,997	136,464
Average mill head grade (grams/tonne)
Gold	4.25	4.05	3.70	3.35	4.56
Silver	256	242	223	195	259
Average recovery rate (%)
Gold	97%	97%	98%	97%	97%
Silver	95%	95%	95%	94%	94%
Produced
Gold equivalent (ounces)	33,598	25,793	23,115	27,450	27,576
Gold (ounces)	23,277	22,588	20,191	19,500	19,374
Silver (million ounces)	1.36	1.32	1.20	1.10	1.06
Sold
Gold equivalent (ounces)	35,442	26,229	21,192	27,633	26,807
Gold (ounces)	24,876	23,004	18,487	19,659	18,837
Silver at fixed price (million ounces)	0.92	1.33	1.11	0.86	0.77
Silver at spot (million ounces)	0.47	-	-	0.25	0.26
Average realized price (per ounce)
Gold	$1,610	$1,678	$1,679	$1,668	$1,523
Silver	$12.24	$4.08	$4.08	$12.00	$11.73
Total cash operating costs ($000s)	$17,645	$17,381	$16,622	$17,584	$16,173
Total cash costs (per gold ounce)
Gold equivalent basis	$525	$674	$719	$641	$586
By-product basis	$44	$532	$580	$222	$190

San Dimas produced 23,277 ounces of gold and 1.36 million ounces of silver in the second quarter 2012, 20% more and 28% more, respectively, than the same period in 2011. The increase in gold production was in part due to a month-long strike by mill workers at San Dimas in April 2011 which reduced production for the second quarter 2011. Although underground mining continued during the strike period and ore was stockpiled, all the stockpiled ore was not processed through the mill before the end of the second quarter 2011 and as a result, the tonnes of ore milled were 28% higher in the second quarter 2012 than the second quarter 2011. The gold grade was lower in the second quarter 2012 at 4.25 grams per tonne compared with 4.56 grams per tonne in the second quarter 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Total cash costs on a gold equivalent and by-product basis in the second quarter 2012 were $525 and $44 per ounce respectively, compared with $586 and $190 per ounce in the second quarter 2011 as higher cash costs were offset by higher ounces produced. Cash costs increased to $17.6 million in 2012 from $16.2 million in 2011 due to a number of factors including higher reagent costs, particularly sodium cyanide ($0.4 million), higher labour costs ($0.2 million), higher power costs as a result of dry weather conditions leading to low power production from the Company’s hydro-electric facility that caused the Company to consume more diesel fuel and purchase more electricity off the grid ($0.2 million), and increased spending on consumables and mine and mill materials ($0.4 million). Total cash costs on a gold equivalent and by-product basis were 22% and 92% lower than the first quarter 2012; the significant decrease in by-product cash costs being due to the Company reaching the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans in late April 2012 and subsequently selling 470,000 ounces of silver at market prices (see “Silver purchase agreement” below).

Transition Matters

Since August 6, 2010, the transition matters relating to the acquisition of the San Dimas Mine have largely been resolved. As at the date of this MD&A, the only significant outstanding matter is securing a permit to operate the aircraft. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through the carrier of the previous mine owner, Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”) The Company is working to acquire its own carrier licence, and expects this to be completed by the end of 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

THREE MONTHS ENDED JUNE 30, 2012 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2011

	For the three months ended
In thousands of US dollars except per share amounts	June 30
	2012	2011
	$	$
Revenue	57,061	40,830
Operating expenses	(18,253)	(16,166)
Depreciation and depletion	(8,639)	(5,941)
Total cost of sales	(26,892)	(22,107)
Income from mine operations	30,169	18,723
General and administration	(6,017)	(5,106)
Other expense	(343)	-
Foreign exchange gain (loss)	(1,280)	4,956
Finance income	695	2,414
Finance expense	(692)	(3,132)
Loss on derivative contracts	(176)	(1,229)
Income before income taxes	22,356	16,626
Income tax expense	(7,351)	(12,729)
Net income for the period	15,005	3,897
Basic income per share	0.17	0.04
Diluted income per share	0.16	0.04
Weighted average number of common shares outstanding - basic	88,259,831	87,914,731

Weighted average number of common shares outstanding - diluted	96,688,005	88,197,130

The Company earned net income of $15.0 million ($0.17 per share) for the three months ended June 30, 2012 compared with net income of $3.9 million ($0.04 per share) for the three months ended June 30, 2011. Income before income taxes was $5.7 million higher in the period relative to 2011, as a result of $11.4 million more income from mine operations, partly offset by $0.9 million higher general and administration expenses and $5.7 million net difference in foreign exchange gains and losses, net finance income/expense and loss on derivative contracts. Income taxes expense was $5.4 million lower in 2012 as compared to 2011 primarily as a result of reflecting the benefit of the Advance Pricing Agreement (“APA”) filing in the fourth quarter of 2011. The APA filing resulted in the Company’s Mexican subsidiary subsequently recording revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices (see “Silver purchase agreement” below). Adjusted net income for 2012 was $15.4 million ($0.17 per share) compared with $5.6 million ($0.06 per share) for 2011. The 2011 adjusted net income primarily includes the benefit of the APA filing for the period April 1, 2011 to June 30, 2011, as well as the reversal of unrealized foreign exchange gains and finance income on the VAT receivable from the Mexican government relating to the acquisition of the San Dimas Mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Revenue

Revenue was $57.1 million for the three months ended June 30, 2012 as a result of selling 24,876 ounces of gold at an average realized price of $1,610 per ounce, and 1.39 million ounces of silver at an average realized price of $12.24 per ounce. Revenue was $40.8 million for the same period in 2011 from selling 18,837 ounces of gold at an average realized price of $1,523 per ounce and 1.03 million ounces of silver at an average realized price of $11.73 per ounce. Sales in 2011 were impacted by the month long mill workers strike that reduced the tonnes of ore milled by 28% compared with 2012. Upon acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Silver purchase agreement” below). In the second quarter 2012, the Company reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans at the end of April, and subsequently sold 470,000 ounces of silver at an average price of $28.21. In the prior year, the 3.5 million threshold was met at the end of May and the Company subsequently sold 260,593 ounces of silver at an average price of $34.59.

Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Wheaton Caymans in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. This transaction was documented in two silver purchase agreements, the first one between Silver Trading and Silver Wheaton Caymans (the “External SPA”), and the second one between the owner of the San Dimas Mine and Silver Trading (the “Internal SPA”). The Internal SPA specified that the purchase price of silver was the market price. The Company was required to assume these two agreements when it acquired the San Dimas Mine, with amendments. For each of the first four years after the acquisition date of August 6, 2010, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas Mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

Until October, 2011, the Company computed income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices (the price in the Internal SPA that it was required to assume on the acquisition of the San Dimas Mine). From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realized approximately $4 per ounce, however, the Company recorded income taxes based on sales at market prices. On October 11, 2011, as part of its restructuring initiatives and based on recognized transfer pricing methodology, the Company amended the Internal SPA to provide that the price payable by Silver Trading to purchase silver is the same price as the fixed price charged by Silver Trading under the External SPA. On October 17, 2011, the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an APA on the Company’s restructuring plan that, if successful, would result in paying income taxes based on realized revenue.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Operating expenses

Operating expenses of the San Dimas Mine were $18.3 million in the second quarter 2012 compared to $16.2 million in the same period 2011 due to the increase in sales, as well as higher electricity and cyanide costs. Operating expenses include $0.2 million and $0.6 million of non-cash share-based payment expense related to personnel at the mine for 2012 and 2011, respectively. Cash production costs per gold ounce were $525 and $44, respectively, on a gold equivalent and by-product basis for the second quarter 2012 compared with $586 and $190, respectively, for 2011. The significant decrease in by-product cash costs was due to the Company reaching the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans in late April in 2012 compared with late May in 2011, resulting in a 33% increase in by-product silver credits in 2012.

Depreciation and depletion expense

The depreciation and depletion expense was $8.6 million for the three months ended June 30, 2012 compared to $5.9 million in the same period 2011. This 46% increase in expense is partly due to the increase in sales year-on-year, and partly due to a significantly higher amount of depletion being part of the inventory balance at March 31, 2012 (as compared to 2011), which was then charged to depletion expense during the second quarter 2012. Depletion cost is initially charged to inventory during the production process and then transferred to cost of sales when the inventory is sold. Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of mineralization expected to be classified as reserves.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

General and administration expenses

General and administration expenses were $6.0 million for the second quarter 2012, compared to $5.1 million for 2011, broken down as follows:

	Three months ended
	June 30,
(In thousands of U.S. dollars)	2012	2011

Share-based payment	1,862	1,982
Salaries and wages	1,414	1,082
Rent and office costs	218	271
Legal, accounting, consulting, and other professional fees	1,852	1,238
Other general and administrative expenses	671	533
Total	6,017	5,106

The reduced share-based payment charge in 2012 was primarily a result of options being expensed based on a graded schedule, resulting in a greater expense being charged in earlier periods. The increase in salaries and wages expense was primarily due to employee hires in the third and fourth quarters of 2011 and in the first quarter 2012. The increase in legal, accounting, consulting, and other professional fees was due mainly to costs related to the Company’s change in reserve and resource estimation methodology (see “RECENT CORPORATE DEVELOPMENTS” above), as well as consulting fees associated with the Company’s tax restructuring initiatives. The increase in other general and administration expenses was mainly due to costs associated with the Company’s listing on the NYSE and the associated compliance requirements (the Company’s NYSE listing occurred in August 2011), as well as costs for increased investor relations activities.

Finance income

The Company earned finance income of $0.7 million in the second quarter 2012 compared with $2.4 million during the same period 2011. The amount in 2012 was primarily interest income on VAT repayments from the Mexican government during the second quarter 2012. The amount in 2011 included $2.4 million of accrued interest income on the $80.6 million VAT receivable from the Mexican government that was collected in July 2011.

Finance expense

Finance expense was $0.7 million for the three months ended June 30, 2012, compared to $3.1 million for the same period in 2011. The expense in 2011 included $1.8 million of accretion expense on the convertible note (not incurred in 2012 as the convertible note was fully accreted by August 6, 2011), and accrued interest on the promissory note, convertible note and VAT loan, all of which were issued in the third quarter of 2010 concurrent with the acquisition of the San Dimas mine. Principal repayments of $30 million on the convertible note in October 2011 and $5 million on the promissory note in early January 2012, as well as full repayment of the $70 million VAT loan in July 2011, further reduced finance expense in 2012 compared with 2011 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Foreign exchange

The Company recorded a foreign exchange loss of $1.3 million in the second quarter 2012 compared with a foreign exchange gain of $5.0 million in 2011. The loss in 2012 was mainly due to unrealized foreign exchange losses on deferred tax asset and accounts receivable balances, partially offset by gains on accounts payable balances, as a result of the sharp depreciation of the Mexican peso relative to the US dollar during the three month period ended June 30, 2012. The gain in the second quarter 2011 was due primarily to the revaluation of the peso-denominated VAT receivable as the peso appreciated against the US dollar (this gain was realized in July 2011 when the Mexican government refunded the VAT).

Gain (loss) on derivative contracts

The Company currently has one type of derivative contract – call options to purchase silver, designed to partially mitigate potential adverse tax consequences of the silver purchase agreement. In the three months ended June 30, 2012 the Company realized a loss of $0.9 million on the expiry of silver call option contracts and also recognized unrealized gains of $0.7 million on unexpired contracts, for a net loss of $0.2 million. The Company recorded a loss on derivative contracts of $1.2 million in the second quarter 2011, which comprised realized gains of $0.2 million on the sale of silver call option contracts (net of losses on expired contracts), unrealized losses on unexpired call options contracts of $1.6 million, as well as a mark-to-market gain of $0.2 million on the fair value of an embedded derivative included in the convertible note.

The Company purchased two tranches of silver call option contracts in 2011. On March 18, 2011, it purchased contracts for 1.2 million ounces of silver at a strike price of $39 per ounce for a total cost of $2.2 million. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1.5 million ounces of silver at a strike price of $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012.

Income taxes

The Company recorded an income tax expense of $7.4 million in the three months ended June 30, 2012, compared with $12.7 million in the same period in 2011. Income tax expense in 2011 reflects tax on sales of silver under the silver purchase agreement based on spot prices rather than realized prices. Upon the acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement with a subsidiary of Silver Wheaton Corp. Until the fourth quarter of 2011, silver sales under the silver purchase agreement realized approximately $4 per ounce; however, the Company's provision for income taxes was computed based on sales at market prices. If income taxes were computed based on realized prices in the second quarter 2011, income tax expense would have been reduced by $5.2 million to $7.5 million.

On October 17, 2011, the Company filed an application (the APA application) to the Mexican tax authorities for a ruling on the appropriate price for intercompany silver sales from its Mexican subsidiary to its Barbadian subsidiary under the silver purchase agreement. Primero submitted its APA application after preparation of a detailed transfer pricing study. The APA review is an interactive process between the taxpayer and the tax authority, which the Company has been advised is likely to take 12 to 14 months. At the end of the APA process, the tax authority will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given they are compliant with applicable transfer pricing requirements). As a result, in the fourth quarter of 2011, after filing the APA application, the Company's Mexican subsidiary adjusted (retrospectively to the date of the purchase of the San Dimas Mine) the revenue recorded under the silver purchase agreement to the fixed price realized and adjusted its income tax provision to record taxes based on realized revenue. The Company requested a refund of income taxes paid prior to the date of the APA filing and received approximately $20 million (including inflationary payments of $0.7 million) during the second quarter 2012, and approximately $2 million is still pending. The refund does not indicate that the APA has been successful, and should the Mexican authorities rule against the Company at conclusion of the APA process, this amount, and increased taxes on sales since the APA filing, would be payable. Throughout the APA process, the Company will identify the potential tax that would be payable if the APA is unsuccessful as a contingent liability in the notes to its financial statements. As at June 30, 2012, the amount of the contingent liability was $52.4 million plus estimated interest of $5.8 million.

Mining interests and impairment

For the duration of 2011 and 2012, the Company’s market capitalization was less than the carrying value of the San Dimas Mine. Management considered this an impairment indicator at December 31, 2011, and as such, performed an impairment analysis as at that date. The impairment analysis performed was a value in use model, that is, a discounted cash flow analysis to assess the recoverable amount of the San Dimas cash generating unit (“CGU”). Based on the inputs to the model, there was no impairment to the San Dimas CGU at December 31, 2011. There have been no additional impairment triggers noted by management between December 31, 2011 and June 30, 2012 and as such no further impairment test has been performed. Management believes that the net carrying value of the San Dimas CGU is supported based on the estimates included in the model as at December 31, 2011. The most significant of the assumptions incorporated into the model are i) the estimate of reserves, resources and exploration potential (see “Change in reserve and resource estimation methodology” under “RECENT CORPORATE DEVELOPMENTS” above), and ii) the inclusion of the benefit of a positive APA ruling on the Company’s tax position (see “Income Taxes” under “RESULTS OF OPERATIONS” above). Should any of the assumptions in the value in use model be materially changed, there is a risk that the San Dimas CGU could be impaired.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

SIX MONTHS ENDED JUNE 30, 2012 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2011

	For the six months ended
In thousands of US dollars except per share amounts	June 30
	2012	2011
	$	$
Revenue	101,065	74,818
Operating expenses	(37,146)	(32,034)
Depreciation and depletion	(15,088)	(13,149)
Total cost of sales	(52,234)	(45,183)
Income from mine operations	48,831	29,635
General and administration	(9,532)	(9,610)
Other expense	(431)	-
Foreign exchange gain	204	3,388
Finance income	832	2,447
Finance expense	(1,839)	(6,081)
(Loss) gain on derivative contracts	(197)	1,898
Income before income taxes	37,868	21,677
Income tax expense	(4,285)	(25,674)
Net income (loss) for the period	33,583	(3,997)
Basic income (loss) per share	0.38	(0.05)
Diluted income (loss) per share	0.35	(0.05)
Weighted average number of common shares outstanding - basic	88,259,831	87,843,998

Weighted average number of common shares outstanding - diluted	96,698,257	87,843,998

The Company earned net income of $33.6 million ($0.38 per share) in the six months ended June 30, 2012 compared with a net loss of $4.0 million ($0.05 per share) in the six months ended June 30 2011. Income before income taxes was $16.2 million higher in 2012 than 2011, as a result of $19.2 million more income from mine operations, partly offset by a $3.2 million difference in foreign exchange gains, net finance income/expense and gains/losses on derivative contracts. Income tax expense was $4.3 million in 2012 compared with $25.7 million in 2011. Income taxes in 2012 reflect the benefit of the APA filing in the fourth quarter of 2011, which resulted in the Company’s Mexican subsidiary recording revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices. Income taxes in 2012 also include the impact of Mexican inflation on the tax values of mineral properties, which increased deferred tax assets in the first quarter 2012, with a corresponding credit to income tax expense. Adjusted net income for 2012 was $34.2 million ($0.39 per share) compared with $7.3 million ($0.08 per share) for 2011. The 2011 adjusted net income primarily includes the benefit of the APA filing for the period January 1, 2011 to June 30, 2011, as well as the reversal of the unrealized foreign exchange gain and finance income on the VAT receivable from the Mexican government relating to the acquisition of the San Dimas Mine.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Revenue

Revenue was $101.1 million for the six months ended June 30, 2012 as a result of selling 47,880 ounces of gold at an average realized price of $1,643 per ounce, and 2.72 million ounces of silver at an average realized price of $8.26 per ounce. Revenue was $74.8 million for the same period in 2011 from selling 39,343 ounces of gold at an average realized price of $1,452 per ounce and 2.41 million ounces of silver at an average realized price of $7.35 per ounce. Sales in 2011 were impacted by the month long mill workers strike that reduced the tonnes of ore milled by 18% compared with 2012. Upon acquisition of the San Dimas Mine, the Company assumed the obligation to sell silver at below market prices (see “Silver purchase agreement” above). The Company reached the 3.5 million ounce threshold under the silver purchase agreement with Silver Wheaton Caymans at the end of April in 2012 and subsequently sold 470,000 ounces of silver at an average price of $28.21, compared with the end of May in 2011, after which it sold 260,593 ounces of silver at an average price of $34.59.

Operating expenses

Operating expenses of the San Dimas Mine were $37.1 million in the first half of 2012 compared to $32.0 million in the same period 2011 due to the increase in sales. Operating expenses include $0.4 million and $0.9 million of non-cash share-based payment expense related to personnel at the mine for 2012 and 2011, respectively. Cash production costs per gold ounce were $591 and $282, respectively, on a gold equivalent and by-product basis for the six months ended June 30, 2012 compared with $604 and $345, respectively, for 2011. Cash operating costs were 12% higher in 2012 than 2011 due mainly to higher personnel costs resulting from new hires and higher wages and benefits, higher cyanide prices (because of a global shortage) and higher power costs (due to lower water levels at the Company’s hydro-electric facility that required the Company to purchase more diesel fuel and more power off the grid). In the computation of cash costs per gold ounce, these increased cash costs were offset by a 15% increase in gold and gold equivalent ounces produced and a 26% increase in by-product silver credits.

Depreciation and depletion expense

The depreciation and depletion expense was $15.1 million for the six months ended June 30, 2012 compared to $13.1 million in the same period 2011 due to increased sales. Depletion cost is initially charged to inventory during the production process and then transferred to cost of sales when the inventory is sold. Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of mineralization expected to be classified as reserves. Historically, over the past 30 years, the San Dimas Mine has converted approximately 90% of resources into reserves.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

General and administration expenses

General and administration expenses were $9.5 million for the first half of 2012, compared to $9.6 million for the first half of 2011, broken down as follows:

	Sixm onthsended
	June 30,
(In thousands of U.S. dollars)	2012	2011

Share-based payment	2,308	3,708
Salariesand wages	2,540	2,273
Rent and office costs	471	590
Legal, accounting, consulting, and other professional fees	2,661	1,827
Other general and administrative expenses	1,552	1,212
Total	9,532	9,610

The reduced share-based payment charge in 2012 was primarily a result of options being expensed based on a graded schedule, resulting in a greater expense being charged in earlier periods. The increase in salaries and wages expense was primarily a result of employee hires during the third and fourth quarters 2011 and in the first quarter 2012. The increase in legal, accounting, consulting, and other professional fees was due mainly to costs related to the Company’s change in reserve and resource estimation methodology (see “RECENT CORPORATE DEVELOPMENTS” above), as well as consulting fees associated with the Company’s tax restructuring initiatives. The increase in other general and administration expenses was mainly due to costs associated with the Company’s listing on the NYSE and the associated compliance requirements (the Company’s NYSE listing occurred in August 2011), as well as increased investor relation activities.

Finance income

The Company earned finance income of $0.8 million in the six months ended June 30, 2012 compared with $2.4 million in the six months ended June 30, 2011. The amount in 2012 was primarily interest income on VAT repayments from the Mexican government during the second quarter 2012. The amount in 2011 included $2.4 million of accrued interest income on the VAT receivable from the Mexican government that was collected in July 2011.

Finance expense

Finance expense was $1.8 million for the first half of 2012, compared to $6.1 million for the same period in 2011. The expense in 2011 included $3.5 million of accretion expense on the convertible note (not incurred in 2012 as the convertible note was fully accreted by August 6, 2011), and accrued interest on the promissory note, convertible note and VAT loan, all of which were issued in the third quarter of 2010 concurrent with the acquisition of the San Dimas mine. Principal repayments of $30 million on the convertible note in October 2011 and $5 million on the promissory note in early January 2012, as well as full repayment of the $70 million VAT loan in July 2011, further reduced finance expense in 2012 compared with 2011 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Foreign exchange

The Company recorded a foreign exchange gain of $0.2 million in the six months ended June 30, 2012 compared with $3.4 million for the same period in 2011. The gain in 2012 was mainly due to unrealized foreign exchange gains on deferred tax assets and accounts receivable balances as a result of the appreciation of the Mexican peso relative to the US dollar during the six month period. The gain in 2011 was due primarily to the revaluation of the peso-denominated VAT receivable as the peso appreciated against the US dollar (this gain was realized in July 2011 when the Mexican government refunded the VAT).

Gain (loss) on derivative contracts

The Company currently has one type of derivative contract – call options to purchase silver, designed to partially mitigate any potential adverse tax consequences of the silver purchase agreement. In the six months ended June 30, 2012 the Company realized a loss of $1.9 million on the expiry of silver call option contracts and also recognized unrealized gains of $1.7 million on unexpired contracts, for a net loss of $0.2 million.

The Company recorded a gain on derivative contracts of $1.9 million in the six months ended June 30, 2011, which comprised realized gains of $0.4 million on the sale of silver call option contracts (net of losses on expired contracts), unrealized losses on unexpired call options contracts of $1.1 million, as well as a mark-to-market gain of $2.6 million on the fair value of an embedded derivative included in the convertible note.

Income taxes

The Company recorded an income tax expense of $4.3 million in the six months ended June 30, 2012, compared with $25.7 million in the same period 2011. The tax expense in 2012 was lower than the expense for the three months to June 30, 2012 as a result of a recovery of income taxes in the first quarter 2012, due mainly to the impact of Mexican inflation on the tax values of mineral properties, which increased deferred tax assets, with a corresponding credit to income tax expense. As discussed above, income tax expense in 2011 reflects tax on sales of silver sold under the silver purchase agreement based on spot prices rather than realized prices. If income taxes were computed based on realized prices in 2011, income tax expense would have been reduced by $16.1 million to $9.6 million.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

(In thousands of US$ except for per
share amounts and operating data)	2012		2011				2010
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	57,061	44,004	35,645	46,079	40,830	33,988	41,425	18,853
Net income (loss)	15,005	18,578	36,758	35,066	3,897	(7,895)	6,893	(35,630)
Basic income (loss) per share	0.17	0.21	0.42	0.40	0.04	(0.09)	0.08	(0.68)
Diluted income (loss) per share	0.16	0.19	0.38	0.40	0.04	(0.09)	0.08	(0.68)
Adjusted net income (loss)	15,369	18,780	4,685	11,567	5,634	1,621	10,177	(8,079)

Adjusted net income (loss) per share	0.17	0.21	0.05	0.13	0.06	0.02	0.12	(0.15)
Operating cash flow before working capital changes	35,813	21,257	14,602	40,761	17,877	(1,182)	13,354	(27)
Cash and cash equivalents	125,733	86,268	80,761	107,227	63,629	65,380	58,298	55,007
Total assets	653,218	640,084	624,697	619,416	672,898	658,044	656,733	638,001
Long-term liabilities	53,745	52,196	52,299	118,191	140,271	114,850	114,329	120,392
Equity	538,147	522,741	503,278	465,656	430,070	424,769	430,046	422,618
Gold produced (ounces)	23,277	22,588	20,191	19,500	19,374	20,498	21,171	10,772
Gold sold (ounces)	24,876	23,004	18,487	19,659	18,837	20,506	27,329	11,845
Average price realized per gold ounce	1,610	1,678	1,679	1,668	1,523	1,387	1,359	1,257
Cash cost per gold equivalent ounce	525	674	719	641	586	624	645	681
Cash cost per gold ounce, net of silver by-products	44	532	580	222	190	491	524	527
Silver produced (million ounces)	1.36	1.32	1.20	1.10	1.06	1.23	1.21	0.58
Silver sold at fixed price (million ounce	0.92	1.33	1.11	0.86	0.77	1.37	1.06	0.98
Silver sold at spot (million ounces)	0.47	-	-	0.25	0.26	-	-	-

Gold production and sales were higher in Q2 2012 compared to Q1 2012 or any quarter in 2011, as a result of either higher throughput or higher grades. Gold production and sales remained relatively consistent each quarter during 2011, despite a month-long strike by the union of millworkers in Q2 2011. Somewhat higher grades in Q2 2011 as compared to other quarters in 2011, and an increase in throughput after the strike ended offset the impact of the strike. Revenue in Q2 2012, Q2 2011 and Q3 2011 included $13.3 million, $9.0 million and $9.8 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. The Company had no operations until it acquired the San Dimas Mine in August 2010, hence revenue in Q3 2010 was generated from just 56 days of operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Net income in Q2 2012 was $3.6 million lower than Q1 2012 despite an increase of $11.5 million in income from mine operations due to a $10.4 million negative tax movement between the quarters and a $2.8 million negative movement in the foreign exchange expense. The net income of the first two quarters of 2012 is not directly comparable to any of the quarters in 2011 as a result of unusual items in the 2011 results. The significantly higher net income in Q3 2011 was due mainly to receiving the $18.3 million Northgate termination fee, net of transaction costs, interest income and realized foreign exchange gains of $4.3 million on the VAT refund and a reduction of $11.4 million in income taxes due to foreign exchange losses in Mexico upon the novation of an intercompany loan. The higher net income in Q4 2011 was mainly due to recording the benefit of the APA filing, retroactive to August 6, 2010 and conversely the lower net income in Q2 2011 and Q1 2011, as well as Q4 2010 and Q3 2010 reflects tax on silver sales under the silver purchase agreement based on market prices rather than realized prices. The significant loss in Q3 2010 was due mainly to the partial period of operations, San Dimas transaction costs and a $12.5 million legal claim settlement. Adjusted net income (loss) reflects the benefit of the APA filing in each quarter as well as eliminating unusual items.

The cash balance of $125.7 million at the end of Q2 2012 reflects the benefit of $13.3 million of silver sales at spot prices during the second quarter 2012 and the receipt of a refund of approximately $20.0 million in taxes (see “Liquidity Outlook” under “LIQUIDITY AND CAPITAL RESOURCES” below). Cash in Q1 2012 includes the repayment at the beginning of January 2012 of the first $5 million instalment of the promissory note held with Goldcorp Inc. (“Goldcorp”) plus $4.4 million in accrued interest thereon (see “Debt” below under “LIQUIDITY AND CAPITAL RESOURCES”). The significant increase in the cash balance during Q3 2011 was due mainly to strong sales proceeds (including spot silver sales), the receipt of the $18.3 million Northgate termination fee, net of transaction costs, and the $17.1 million VAT refund, net of the VAT loan repayment. Cash in Q4 2011 was reduced by the $30 million convertible note repayment. In Q3 2010, the Company received the net proceeds of the equity offering to fund the San Dimas acquisition.

The approximate $60 million reduction in long-term liabilities during 2011 was due to the $30 million convertible note repayment in Q4 2011 and the reclassification of the $30 million balance of the convertible note to a current liability based on its contractual maturity.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

NON-GAAP MEASURES

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011
Operating expenses per the consolidated
financial statements ($000's)	18,253	16,166	37,146	32,034
Share-based payment included in
operating expenses($000's)	(240)	(553)	(396)	(1,039)
Inventory movements and adjustments ($000's)	(368)	560	(1,724)	209
Total cash operating costs ($000's)	17,645	16,173	35,026	31,204
Ounces of gold produced	23,277	19,374	45,865	39,782
Gold equivalent ounces of silver produced	10,321	8,202	13,444	11,787
Gold equivalent ounces produced	33,598	27,576	59,309	51,569
Total cash costs per gold equivalent ounce	$525	$586	$591	$604

Total cash operating costs ($000's)	17,645	16,173	35,026	31,204
By-product silver credits ($000's)	(16,617)	(12,489)	(22,082)	(17,460)
Cash costs, net of by-product credits ($000's)	1,028	3,684	12,944	13,744
Ounces of gold produced	23,277	19,374	45,865	39,872
Total by-product cash costs per gold ounce produced	$44	$190	$282	$345

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Six months ended
(In thousands of US dollars except per share amounts)	June 30		June 30
	2012	2011¹	2012	2011¹
Net income (loss)	15,005	3,897	33,583	(3,997)
Loss (gain) on derivative contracts	176	1,229	197	(1,898)
Accretion charged on convertible debt	-	1,792	-	3,500
Foreign exchange gain and finance income on
VAT loan, net of tax	-	(6,603)	-	(6,603)
Transaction costs	188	80	370	173
Benefit of APA filing	-	5,239	-	16,081
Adjusted net income	15,369	5,634	34,150	7,256

Adjusted net income per share	0.17	0.06	0.39	0.08

Weighted average number of common shares outstanding (basic)	88,259,831	87,914,731	88,259,831	87,843,998

1	Adjusted net income restated to take account of APA filing.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Six months ended
(In thousands of US dollars)	June 30		June 30
	2012	2011	2012	2011
Cash provided by operating activities	46,915	6,610	69,731	18,728
Change in non-cash operating working capital	(11,102)	11,267	(13,770)	(2,032)
Operating cash flows before working capital changes	35,813	17,877	55,961	16,696

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED JUNE 30, 2012 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2011

As at June 30, 2012, the Company had cash of $125.7 million (December 31, 2011 - $80.8 million) and working capital of $90.9 million (December 31, 201 – $53.4 million). Net cash flows for the three months ended June 30, 2012 and 2011 were as follows:

	Three months ended
(In thousands of US dollars)	June 30
	2012	2011
Cash Flow:	$	$
Provided by operating activities	46,915	6,610
Used in investing activities	(7,215)	(8,829)
Provided by financing activities	-	366
Effect of exchange rate changes on cash	(235)	102
Increase (decrease) in cash	39,465	(1,751)
Cash, beginning of period	86,268	65,380
Cash, end of period	125,733	63,629

Operating activities

During the three months ended June 30, 2012, the Company’s net cash flows provided by operating activities were $46.9 million, being cash flows before changes in working capital of $35.8 million and changes in non-cash working capital of $11.1 million. The cash flows before changes in working capital primarily comprised cash income from mine operations of $38.8 million, offset by cash general and administrative costs of $4.2 million and income taxes paid of $0.4 million. The change in non-cash working capital of an inflow of $11.1 million resulted primarily from collecting taxes receivable of $15.8 million, an increase in taxes payable of $1.4 million, offset by a decrease of $6.6 million in trade and other payables.

During the three months ended June 30, 2011, the Company’s net cash inflow from operating activities was $6.6 million. The Company recorded net income before taxes of $16.6 million, which, adjusted for non-cash items, resulted in cash inflows of $17.9 million before changes in working capital. This amount mainly comprised cash earnings from mine operations of $24.7 million and cash receipts of $0.9 million from the sale of silver call options, offset by cash general and administrative costs of $3.1 million, and taxes paid of $3.8 million. The change in non-cash working capital was an outflow of $11.3 million mainly due to a decrease of $12.1 million in trade and other payables, an increase of $3.0 million in taxes receivable, an increase of $1.5 million in trade and other receivables, and an increase of $6.1 million in taxes payable.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Investing activities

Cash flows used in investing activities were $7.2 million for the three months ended June 30, 2012, compared with $8.8 million for the same period in 2011. Substantially all of the outflows in both 2012 and 2011 were for capital expenditures at the San Dimas Mine, mainly being exploration and delineation drilling and drifting and mine development.

Financing activities

The Company did not have any cash flows related to financing activities in the three months ending June 30, 2012. In 2011, the Company received inflows from financing activities of $0.4 million, being $0.9 million from the exercise of warrants and options, offset by $0.5 million of interest paid.

SIX MONTHS ENDED JUNE 30, 2012 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2011

Net cash flows for the six months ended June 30, 2012 and 2011 were as follows:

	Six months ended
(In thousands of US dollars)	June 30
	2012	2011
Cash Flow:	$	$
Provided by operating activities	69,731	18,728
Used in investing activities	(15,023)	(14,020)
(Used in) provided by financing activities	(9,406)	90
Effect of exchange rate changes on cash	(330)	533
Increase in cash	44,972	5,331
Cash, beginning of period	80,761	58,298
Cash, end of period	125,733	63,629

Operating activities

During the six months ended June 30, 2012, the Company’s net cash flows provided by operating activities were $69.7 million, being cash flows before changes in working capital of $56.0 million and changes in non-cash working capital of $13.8 million. The cash flows before changes in working capital primarily comprised cash income from mine operations of $64.4 million, offset by cash general and administrative costs of $7.2 million and income taxes paid of $1.1 million. The change in non-cash working capital of $13.8 million resulted primarily from the collection of taxes receivable.

During the six months ended June 30, 2011, the Company’s net cash inflow from operating activities was $18.7 million. The Company recorded net income before tax of $21.7 million, which, adjusted for non-cash items, resulted in cash inflows of $16.7 million before changes in working capital. This amount mainly comprised cash earnings from mine operations of $43.7 million, offset by $1.3 million to buy silver call options (net of proceeds on sale of option contracts), cash general and administrative costs of $5.9 million, and income taxes paid of $18.3 million. The change in non-cash working capital was an inflow of $2.0 million mainly due to a decrease in trade and other receivables of $12.4 million, offset by an increase in taxes receivable of $9.0 million, an increase in taxes payable of $10.2 million and a decrease in trade and other payables of $11.0 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Investing activities

Cash flows used in investing activities were $15.0 million in 2012, compared with $14.0 million 2011. Substantially all of the outflows in both 2012 and 2011 were for capital expenditures at the San Dimas Mine, mainly being exploration and delineation drilling and drifting and mine development.

Financing activities

The Company used $9.4 million of cash for financing activities in 2012, relating to the repayment of the first $5.0 million instalment under the terms of the Promissory note and $4.4 million of interest thereon (see “Ðebt” below). In 2011, the Company realized financing inflows of $0.1 million, being $1.0 million from the exercise of warrants and options, offset by $0.9 million in interest paid.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note may be repaid in cash by the Company at any time or converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount will be translated into Canadian dollars by multiplying such amount by 1.05, which was the approximate exchange rate at the time of the acquisition.

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, convertible into common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

On October 19, 2011, the Company used its cash resources to repay $30 million (or 50%) of the Note plus $1.1 million of accrued interest.

On July 24, 2012, the Company’s board of directors resolved to repay the convertible note in common shares in order to retain its cash for general corporate purposes, including potential acquisition opportunities. The conversion price will be the greater of Cdn$3.74 or 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012. Accordingly the maximum number of shares to be issued will be 8,422,460.

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

A non-revolving credit facility of $70 million from The Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. On July 4, 2011, the Company received $87.2 million, being the VAT refund plus interest and realized foreign exchange gains on the refund due to the strengthening of the peso. On this date, the Company repaid all of the principal and interest on the term credit facility.

Liquidity Outlook

As at June 30, 2012, the Company had cash of $125.7 million and working capital of $90.9 million. The working capital reflects the $30 million convertible note due August 6, 2012 as a current liability; however, as described above under “LIQUIDITY AND CAPITAL RESOURCES” – “Debt” above, the Company plans to settle the note by converting it into common shares and hence no cash will be used to settle this liability. The Company expects its current cash resources, as well as ongoing cash flow from the San Dimas Mine, will be sufficient to fund its operations for the foreseeable future.

On October 17, 2011 the Company’s Mexican subsidiary filed an APA that, if successful, will result in paying income taxes in Mexico based on realized rather than spot revenue. As described under “RESULTS OF OPERATIONS – Income taxes” above, upon the acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company’s provision for income taxes until filing the APA was based on sales at market prices.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, the Company’s Mexican subsidiary has recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon) at the contracted price of approximately $4 since the acquisition of the San Dimas Mine, and in addition, claimed a refund for taxes paid prior to the APA filing. A refund of approximately $20 million (including inflationary payments of $0.7 million) was received by the Company during the second quarter 2012, and approximately $2 million is still pending. The refund does not indicate that the APA has been successful, and should the Mexican authorities rule against the Company at conclusion of the APA process, this amount would be payable.

At the conclusion of the APA process, the Mexican tax authorities will issue a tax resolution letter specifying the price that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement. If Primero is unsuccessful in its APA application, it could owe significant taxes. If the Mexican tax authorities resolved that the market price of silver was the appropriate price for sales under the silver purchase agreement, the Company would be required to pay additional income taxes of $52.4 million plus estimated interest of $5.8 million as at June 30, 2012.

Related party transactions

The Company has a convertible note and a promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp, respectively. Goldcorp owns approximately 35% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012.

During the three and six months ended June 30, 2012, $0.3 million and $1.6 million (2011 - $1.0 million and $2.3 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at June 30, 2012, the Company had an amount payable of $2.4 million due to DMSL (December 31, 2011 - $2.9 million).

Shares issued

The Company did not issue any shares during the three or six months ended June 30, 2012, nor has it issued any shares since that date to the date of this MD&A.

Outstanding Share Data

Shareholders’ equity as at June 30, 2012 was $538.1 million compared to $503.3 million as at December 31, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Share Capital

As at June 30, 2012, December 31, 2011 and the date of this MD&A, the Company had 88,259,831 common shares outstanding.

Options

As at June 30, 2012, the Company had 8,469,490 options outstanding with a weighted average exercise price of Cdn$5.51. As at the date of this MD&A, the total number of options outstanding was 8,469,490, of which 5,833,996 are exercisable.

Common Share Purchase Warrants

As at June 30, 2012, the Company had a total of 20,800,000 common share purchase warrants outstanding with a weighted average exercise price of Cdn$8.00 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding was 20,800,000, all of which are exercisable. On February 6, 2012, 476,980 brokers’ warrants with an exercise price of Cdn$6.00 expired.

Convertible Note

As at June 30, 2012, the Company had a $30 million convertible note outstanding (see “LIQUIDITY AND CAPITAL RESOURCES” – “Debt” above). On July 24, 2012, the Company’s board of directors resolved to repay the convertible note on its maturity date of August 6, 2012, in common. The conversion price will be the greater of Cdn$3.74 or 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012 and, for the purposes of the conversion, the note will be translated into Canadian dollars at Cdn$1.05 to US $1.00. Accordingly the maximum number of shares to be issued will be 8,442,460.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in accounting policies

The Company has made no changes to its accounting policies during the three and six months ended June 30, 2012.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

IFRS 13 relates to how to measure fair value, not what should be measured at fair value. As at June 30, 2012, the only asset the Company recognized to which IFRS 13 would apply was the silver call option derivative asset which is measured at fair value.

The measurement of the derivative asset is based on observable inputs in the silver futures market using Level 1 inputs (quoted prices in active markets for items identical to the asset or liability being measured); the valuation methodology is in accordance with IFRS 13. Based on the financial instruments of the Company as at June 30, 2012, there will be no impact to the Company from the adoption of this standard.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activities in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The IFRIC allows a company to determine a measure to allocate costs between inventory produced and the stripping activity asset; the IFRIC provides examples of measures.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier adoption permitted and includes guidance on transition for pre-existing stripping assets. At present the Company has no open pit mining operations and as such is not impacted by this new standard. Should the Company own an open pit mine in the future it will apply the provisions of IFRIC 20 from initial recognition, and develop a policy for allocation of costs if relevant.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The only implication the amendments to IAS 1 has on the Company is with respect to the balances shown in OCI. At June 30, 2012, the Company only presented one amount in OCI; this related to the foreign exchange gains or losses recognized upon translation of the parent company results from its functional currency (CDN$) to the presentational currency (US$). This amount would be unlikely to be recycled through the Statement of Operations in future, as it relates to the parent company (and not a subsidiary which may be disposed of in future). The fact that this amount will not be recycled through the Statement of Operations will need to be disclosed in the notes to the financial statements as a result of this change to IAS 1.

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact IFRS 9 will have on its financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

As at June 30, 2012, the Company recognized and classified/measured the following financial instruments in accordance with IAS 39:

Financial instrument	Classification under IAS 39	Measurement basis under IAS 39
Cash	Loans and receivables	Amortized cost
Trade and other receivables	Loans and receivables	Amortized cost
Trade and other payables	Other financial liabilities	Amortized cost
Convertible note (expires August 2012)	Other financial liabilities	Amortized cost
Promissory note	Other financial liabilities	Amortized cost
Derivative asset	Fair value through profit or loss	Fair value

Under IFRS 9, each of these financial instruments will have to be classified as either, amortized cost or fair value. The Company would retain the same classifications as above, and based on an analysis of IFRS 9, there would be no change to the recognition of these financial instruments as a result of the adoption of IFRS 9.

There will likely be some disclosure differences for the Company as a result of the transition from IAS 39 to IFRS 9.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital. At June 30, 2012, the average costs of inventories are significantly below their net realizable values.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining properties for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For the year ended December 31, 2011, as a result of the Company’s continuing depressed share price, the Company reviewed its mining properties for impairment. This review was based upon the expected discounted future net cash flows to be generated from the San Dimas Mine and it was concluded that there was no impairment (as discussed above under “RESULTS OF OPERATIONS - Mining interests and impairment”). If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s income and net assets.

At December 31, 2011, the expected future cash flows of the San Dimas Mine were derived from the Company’s most recent estimates of proven and probable reserves and value beyond proven and probable (as discussed above under “Change in reserve and resource estimation methodology” under “RECENT CORPORATE DEVELOPMENTS” above). Other estimates included in the expected future cash flows from the San Dimas Mine were, a long-term gold price of $1,330 and a discount rate of 6.5% for reserves and resources and 8.5% for exploration potential. Of most significance, the impairment model used by the Company includes the recognition of taxation on silver sales under the silver purchase agreement at realized prices (see “Income Taxes” under “RESULTS OF OPERATIONS” above).

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to income over the life of the related assets using the units-of-production method. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred income tax assets and liabilities recorded at June 30, 2012.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the six months ended June 30, 2012. At June 30, 2012, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At June 30, 2012, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

Financial instruments

The Company’s financial instruments at June 30, 2012 and December 31, 2011 consist of cash, trade and other receivables, the derivative asset, trade and other payables, the convertible note and the promissory note.

At June 30 2012, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the convertible note liability was determined on the date of issue using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value. The derivative asset is marked-to market each period.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at June 30, 2012 or December 31, 2011, other than those discussed below.

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to partially mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. During the three months ended June 30, 2011, contracts to purchase 334,000 ounces of silver were sold, resulting in a gain of $0.5 million and $0.6 million for the three and six months ended June 30, 2011, respectively, and contracts to purchase 140,000 ounces expired, resulting in a realized loss of $0.3 million and $0.2 million, respectively, for the three and six months ended June 30, 2011.

The fair value of the remaining contracts (which were accounted for as a derivative asset) was $0.5 million at June 30, 2011, based on current and available market information. As such, a net loss of $1.6 million and $1.1 million was recognized as an unrealized mark-to-market loss on the outstanding contracts for the three and six months ended June 30, 2011 respectively in the statement of operations. All contracts purchased on March 18, 2011 expired in September 2011.

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The fair value of these contracts (which are accounted for as a derivative asset) was $7,000 at June 30, 2012, based on current and available market information. In the three and six months ended June 30, 2012, the Company recognized a loss on these contracts of $0.2 million and $0.2 million respectively, comprising a realized loss on expired contracts of $0.9 million and $1.9 million, respectively, and an unrealized marked-to-market gain on unexpired contracts of $0.7 million and $1.7 million, respectively.

(ii)	Convertible note and promissory note

The convertible note was considered to contain an embedded derivative liability which was remeasured at fair value each period during the initial one year term that expired on August 6, 2011, at which time the fair value of the derivative was $nil. During the three and six months ended June 30, 2011 unrealized derivative gains of $0.2 million and $2.6 million respectively were recognized in relation to this derivative liability.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial risks to which the Company’s financial instruments are exposed and its objectives and policies for managing those risk exposures.

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at June 30, 2012 is considered to be negligible.

The Company’s maximum exposure to credit risk at June 30, 2012 and December 31, 2011 is as follows:

	June 30, 2012	December 31, 2011
(In thousands of US dollars)		$

Cash	125,733	80,761
Trade and other receivables	3,403	5,526
Taxes receivable	9,514	20,969

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2012:

					December 31
	June 30, 2012				2011
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	16,676	-	-	16,676	20,553
Taxes payable	7,561	-	-	7,561	4,213
Convertible debt and interest	31,846	-	-	31,846	31,846
Promissory note and interest	7,760	46,476	-	54,236	63,900
Minimum rental and operating lease payments	477	372	-	849	1,115
Reclamation and closure cost obligations	-	-	19,362	19,362	19,362
Commitment to purchase plant and equipment	3,348	-	-	3,348	694
	67,668	46,848	19,362	133,878	141,683

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates (depreciates) as compared to the Canadian dollar, the costs of the Company would decrease (increase) in US dollar terms. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by Goldcorp is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

During the three and six months ended June 30, 2012, the Company recognized a loss of $1.3 million and a gain of $0.2 million, respectively, on foreign exchange (2011 - gain of $5.0 million and $3.4 million, respectively).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. As discussed above, during 2011, the Company entered into two sets of silver call options to partially mitigate the adverse tax consequences of increases in the price of silver.

Other risks and uncertainties

In 2012, there have been no changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company’s foreign operations, government regulation, and environmental regulation, as described in the 2011 year-end MD&A. With respect to commitments and contingencies of Primero, the reader is referred to Note 14 of the Company’s Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2012 as filed on SEDAR.

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
• provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no material change in internal controls of the Company during the six months ended June 30, 2012.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the requirement for future financings. Forward –looking information and statements in this MD&A include those that relate to:

  the ability to be successful in its APA application with the intention of paying taxation on silver sales to Silver Wheaton Caymans at realized prices, the ability of the Company to expand production at the San Dimas Mine, the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas Mine, actual results of reclamation activities at the San Dimas Mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput
  that plant, equipment or processes will operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas Mine, the ability of the Company to comply with environmental, safety and other regulatory requirements, the completion of development or construction activities,
  expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets, that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment, including the imposition of mining royalties; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties” , in the Company’s MD&A dated March 27, 2012 (as filed on SEDAR) under the headings “Risks and uncertainties” and “Other risks and uncertainties”, and in the Company’s short form prospectus dated July 9, 2010 under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SECOND QUARTER 2012

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

Joseph F. Conway
President, CEO and Director